Exhibit 99.1

May 17, 2005

To: Canadian Securities Administrators

Dear Sirs/Mesdames:

Re:	Extendicare Inc. (“Extendicare”)
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 –
Continuous Disclosure Obligations (NI 51-102)

Following the Annual General Meeting of Holders of Multiple Voting Shares and Subordinate Voting Shares of Extendicare Inc. held on May 5, 2005 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we herby advise you of the following voting results at the Meeting:

1.  Election of Directors

For: 68.46%                                         Withheld: 7.87%

Each of the six nominees listed in the Management Information and Proxy Circular were elected as directors of Extendicare. Mr. Roadman was elected for the ensuing year or until his successor is elected or appointed. The other five individuals were elected for a three-year term, or until their successors are elected or appointed. Voting results for individual directors are set out below.

Name of Nominee	Votes For	%	Votes Withheld	%
Derek H. L. Buntain	120,455,283	68.48	13,792,360	7.84
H. Michael Burns	120,223,262	68.35	14,024,381	7.97
Malen S. Ng	120,473,723	68.49	13,773,920	7.83
Michael J. L. Kirby	120,361,243	68.43	13,886,400	7.89
Alvin G. Libin	120,474,883	68.49	13,772,760	7.83
Charles H. Roadman	120,473,383	68.49	13,774,260	7.83

2.  Appointment of Auditor

For: 76.12%                                         Withheld: 0.29%

KPMG llp was appointed auditor of Extendicare until the next annual meeting of shareholders and the Audit Committee was authorized to fix the auditor’s remuneration.

Yours truly,

/s/ Jillian Fountain
Jillian Fountain
Corporate Secretary